# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMITH MIDLAND CORP, CIK 0000924719
CUSIP: 832156103
Title of class of securities: Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 5119 Catlett Road, MIDLAND, Virginia (VA), 22728
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001008220

## Reporting persons
- Rodney I. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 534,499; shared voting power 0; sole dispositive power 534,499; shared dispositive power 0; aggregate amount beneficially owned 534,499 (10.1% of the class)

## Item 1. Issuer
Name of issuer: SMITH MIDLAND CORP
Address of issuer's principal executive offices: 5119 Catlett Road MIDLAND VA 22728

## Item 2. Person Filing
Name of person filing: Rodney I. Smith
Address of principal business office or, if none, residence:
c/o Smith-Midland Corporation
5119 Catlett Road
Midland, VA 22728
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 534,499
Percent of class: 10.1%
Sole power to vote or to direct the vote: 534,499
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 534,499
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rodney I. Smith: /s/ Rodney I. Smith, Rodney I. Smith (10/10/2025)